UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2024

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐   No  ☒

3Q24 Cosan

São Paulo, November 13, 2024 - COSAN S.A. (B3: CSAN3; NYSE: CSAN) announces today its results for the third quarter of 2024 (3Q24), in accordance with the accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS). Comparisons in this earnings release consider 3Q24 vs. 3Q23, unless otherwise indicated.

Cosan Corporate ended the third quarter of 2024 with a net income of R$293 million. Compared to 3Q23, the result decreased by R$386 million, affected by the lower contribution from businesses through equity pickup and the comparison base that was positively impacted due to the accounting of dividends received from Vale.

Contents A. Cosan Corporate Result

The result of Cosan Corporate is presented on an accounting basis, except when otherwise indicated, and it comprises: (i) equity pickup from direct and indirect interests held in subsidiaries, associated companies and joint venture (see map on page 23); (ii) general and administrative expenses of Cosan's corporate structure and other operating income/expenses, composed mainly of expenses with contingencies; (iii) financial result that reflects the net cost of the Company's capital structure, among other factors; and (iv) taxes applicable to the transactions.

In 3Q24, Cosan Corporate's general and administrative expenses totaled R$114 million, a reduction of R$22 million compared to the previous year, explained by events related to the long-term incentive plan recorded in 3Q23. Compared to 2Q24, general and administrative expenses remained stable.

Cosan Corporate's net income totaled R$293 million in 3Q24, showing a negative variation of R$386 million compared to 3Q23. This decrease is explained by the lower contribution from businesses through equity pickup, mainly impacted by Compass and Moove, as detailed in item A.1, and by the positively affected comparison base due to the accounting of dividends from Vale under other net operating income (expenses).

Cosan Corporate ended the quarter with gross debt of R$24.2 billion, a reduction of R$1.4 billion compared to 2Q24 and R$1.9 billion compared to 3Q23. During the period, we amortized RLOG debenture remaining installments, which represented approximately R$1.2 billion in liability management.

Leverage ended at 2.9x in 3Q24, compared to 2.7x in 2Q24, reflecting higher cash consumption at Raízen due to the typical seasonality at the beginning of the harvest, and at Compass, due to dividend payments and the acquisition of Compagas.

To facilitate analysis, we report in the table below the value of a potential redemption of the preferred shares held by Cosan Nove and Cosan Dez at the end of 3Q24, if such shares were redeemed. The calculation is based on the initial amount of R$8.1 billion in December 2022, adjusted by a weighted average of the CDI + 1.25%, less the dividends paid to non-controlling preferred shareholders (for more information, refer to Note 1.1. – Interest in Vale S.A., of the Financial Statements of December 31, 2023).

We present below Cosan's EBITDA under management, which comprises: (i) 100% of the results of subsidiaries and the joint venture Rumo, Compass, Moove, Radar and Raízen, adjusted by non-recurring effects, when applicable; and (ii) EBITDA related to the investment in interest in the associated company Vale, accounted for via equity pickup method.

In 3Q24, Compass's distributed natural gas volume grew by 7% compared to 3Q23, driven by new connections in the commercial and residential segments, as well as the recovery of the industrial segment with clients in the petrochemical, ceramic, and steel sectors.

In the quarter, Radar's EBITDA, which consists of revenue from the lease of agricultural properties, decreased by R$380 million compared to 3Q23, mainly due to the revaluation of land value recorded in 3Q23. During the period, the Vista Alegre farm was sold, reinforcing our portfolio management strategy.

Raízen concluded the first half of the 2024/25 crop year with sugarcane crushing reaching 33 million tons (-12% vs. 3Q23), impacted by drier weather and the occurrence of fires that affected productivity. In the quarter, adjusted EBITDA totaled R$ 3.7 billion (-2% vs. 3Q23), mainly affected by the Renewables segment, with lower ethanol prices, which were offset by better results in the Sugar segment.

On November 30, 2023, Cosan obtained significant influence in Vale S.A., and since then has classified it as an investment booked via the equity pickup method. For more details, refer to Note 1.1 to the Financial Statements of December 31, 2023.

The stake in Vale during the quarter positively impacted Cosan's EBITDA through equity pickup contribution amounting to R$534 million.

The main events announced as of the reporting date of this earnings release follow. Cosan Executive Officers ChangeIn November, Marcelo Eduardo Martins assumed the position of Chief Executive Officer of Cosan and Ricardo Mussa took over as Chief Executive Officer of Cosan Investimentos and member of Cosan's Board of Directors. Nelson Gomes assumed the position of Chief Executive Officer of Raízen.

Appendix II - Financial Statements Cosan Corporate

Cash flow statement - BRL mln 3Q24 Results

Cosan Consolidado S.A.

EBITDA 3Q24 Results

Cosan Consolidated Accounting Result by Segment The following table shows the 3Q24 and 9M24 results by business unit, as detailed above, and on a consolidated basis. All information reflects the consolidation of 100% of the results of subsidiaries, regardless of Cosan’s stake, since the Company holds a controlling stake in these companies, except Raízen (IFRS 10 – for more information, see Note 9.1 to the Financial Statements). Note that Cosan Corporate is a reconciliation between the Parent Company (Cosan S.A.) and other subsidiaries, as detailed on page 23. The following tables reflect the complete information provided in the Financial Statements of the Company. For the purposes of EBITDA reconciliation and consolidation, in the column “Cosan Consolidated Accounting,” “Eliminations” reflect the eliminations of operations among all businesses controlled by Cosan.

Appendix IV – Reconciliation of EBITDA Adjustments With the purpose of maintaining a normalized comparison basis, a description follows of non-recurring effects by business line, as well as the adjustments indicated in the table, following the criteria below:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2024

COSAN S.A.

By:	/s/ Rodrigo Araujo Alves
	Name:	Rodrigo Araujo Alves
	Title:	Chief Financial Officer

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